United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-09065	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		July 31, 2017
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

ECOLOGY & ENVIRONMENT INC
Full Name of Registrant
N/A
Former Name if Applicable
368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)
Lancaster, New York 14086
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reason for Extension

The Company needs additional time to complete the analysis and presentation of its financial statements. Specifically, additional time is necessary to finalize accounting for certain nonrecurring transactions recorded during the fiscal year ended July 31, 2017.

Significant Change in Results of Operations for the Fiscal Year Ended July 31, 2017

Reduction in Allowance for Project Disallowances

The Company records an allowance for project disallowances in other accrued liabilities for potential disallowances resulting from government audits. During fiscal year 2017, as a result of final settlements of allowances originally recorded in prior years, the Company reduced its allowance for project disallowances by $1.1 million, which was recorded as an addition to revenue, net on the consolidated statement of operations.

Proxy Contest Costs

Prior to the Company’s Annual Meeting of Shareholders held in April 2017, a significant Class A shareholder contested the Company’s two nominees for Class A directors. As a result of the ensuing election contest, which was settled amicably among the parties prior to the Annual Meeting of Shareholders, the Company recorded $0.4 million of net legal and consulting expenses during fiscal year 2017.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Refer to Part III of this Form 12b-25 for a narrative of significant changes in results of operations.

Ecology and Environment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	10-30-2017	By /s/	H. John Mye III	Title:	Vice President, Treasurer and Chief Financial Officer – Principal Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).